DXI Energy Inc. Appoints Stan Page of Dallas, Texas
to its Board of Directors

VANCOUVER, BRITISH COLUMBIA, August 30, 2017 - DXI Energy Inc. (TSX:DXI.TO) (OTCQB:DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia, is pleased to announce that Stan Page will join its Board of Directors, pending regulatory approval.

With a career encompassing thirty plus years of leadership in the oil and gas industry, Mr. Page held significant management positions with Amoco Production Company, BP America and Quicksilver Resources, Inc. This included providing stewardship to several new oil and gas developments from the planning phase through construction, commissioning, startup and operations.

Mr. Page is expected to offer key strategic operational guidance leveraging his extensive experience to further DXI’s growth strategy. He also represents new U.S. investment interest in the Company.

“We welcome Stan Page to our Board and look forward to his contributions as we move forward with a new Q4 2017 drill program at our Woodrush Project. Stan’s strong knowledge of engineering, geology, procurement, drilling, completion and day-to-day operations will be a valuable resource for us to utilize at this important time,” states Robert Hodgkinson, Chairman & CEO.

Mr. Dai, volunteered his seat with the DXI Board to accommodate Mr. Page. The Company sincerely thanks James Dai for his unselfish service and wishes him every success with his future endeavors.

About DXI ENERGY INC.

DXI Energy Inc. is an upstream oil and natural gas exploration and production company operating projects in Colorado’s Piceance Basin (25,684 net acres) and the Peace River Arch region in British Columbia (12,224 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the Toronto Stock Exchange (DXI.TO) and the OTCQB (DXIEF).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
DXI Energy Inc.

Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations- New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com